Exhibit 99.1

NOTICE OF THE ANNUAL MEETING OF SHAREHOLDERS When Friday, May 1, 2020 at 1:00 p.m. (MDT) Where Virtual only Meeting via live audio webcast online at https://web.lumiagm.com/190340102 As part of our corporate social responsibility and our preparedness plans in response to COVID-19, AltaGas believes hosting its meeting in virtual only format is in the best interest of our stakeholders and it is part of our commitment to do our part to protect the health and safety of our communities, employees, shareholders and other stakeholders. Voting your Common Shares The management information circular dated March 12, 2020 (the Circular), contains information relating to the matters to be brought before the meeting, as well as other annual disclosure, and voting instructions. Holders of common shares of AltaGas Ltd. of record at the close of business on March 12, 2020 will receive notice of, and be entitled to virtually attend and vote at, the annual meeting of shareholders on May 1, 2020 or any adjournment(s) thereof, all in real time, provided they are connected to the Internet and comply with the requirements set out in the Circular. Shareholder Questions If you have any questions with respect to voting your common shares before the proxy deposit deadline, please contact AltaGas’ proxy solicitation agent, Laurel Hill Advisory Group, toll-free in North America at 1-877-452-7184 (416-304-0211 outside North America) or by email at assistance@laurelhill.com. By order of the Board of Directors, Shaheen Amirali Senior Vice President and Corporate Secretary Calgary, Alberta March 12, 2020 AltaGas Ltd. – 2020 Management Information Circular About Notice and Access AltaGas is using the notice and access rules adopted by Canadian Securities Administrators in an effort to be more environmentally friendly and reduce printing and mailing costs. Instead of receiving the notice of meeting, the Circular, annual financial statements and related management's discussion and analysis (the Meeting Materials) with the form of proxy or voting instruction form, registered and beneficial shareholders will receive a notice and access notification that contains instructions for accessing the Meeting Materials online and for requesting paper copies. The Meeting Materials can be viewed online at www.altagas.ca/invest/share-information/noticeandaccess or under AltaGas’ profile on SEDAR (www.sedar.com). If you would like to receive a printed copy of the Meeting Materials, please phone 1-866-962-0498 (if you are a registered shareholder) or 1-877-907-7643 (if you are a beneficial shareholder). Refer to the Notice of Meeting and Notice of Availability of Materials for additional details. Items of business At the meeting, shareholders will be asked to: 1.receive the consolidated financial statements for the year ended December 31, 2019 and the auditors’ report thereon; 2.vote on appointing the auditors and authorizing the directors to set their remuneration; 3.vote on electing directors for the ensuing year; 4.vote on the non-binding advisory resolution to accept AltaGas’ approach to executive compensation; and 5.consider such other business as may properly be brought before the meeting or any adjournment(s) thereof. Your Vote is Important! Please submit your vote well in advance of the proxy deposit deadline of 1:00 p.m. (MDT) on Wednesday, April 29, 2020. from pdf full page graphic with searchable text. see last year 19-7409-1 Exhibit 99.1